Filed by Albertsons Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.:  001-05742

The following was provided to certain pharmacy employees of Albertsons Companies, Inc. on February 20, 2018:

Dear Team,

Early today, our company announced Albertsons Companies and Rite Aid have entered into a definitive merger agreement. This is truly an exciting day for our company — and especially for our Pharmacy team. Once the transaction closes, we expect to have more than 2,500 standalone drug stores and a pharmacy organization that has over 4,300 counters and 300 in-store clinics, plus a PBM with over 22 million lives.

If you ever wondered how much our company values the work we do and our pharmacy patients, I think this transaction speaks volumes. While this transaction is significant for our company as a whole, it’s especially transformative for our Pharmacy team. In combination with Rite Aid’s own expertise, the combined company can offer our patients a full suite of health and wellness products and services, including specialty pharmacy offerings and clinics. We will be in a position to drive prescription growth through preferred relationships with EnvisionRx, other PBMs, and regional payors.

The merger is still subject to customary regulatory approvals and approval by Rite Aid shareholders, but you all likely noticed in the release that we would be rebranding most of our pharmacies as Rite Aid after the deal closes, so I want to address the exception: Jewel-Osco. Rite Aid does not operate any stores in Illinois, so we feel that maintaining the Osco brand in that market makes the best sense for the banner. Everywhere else, our stores’ pharmacies will be branded as Rite Aid.

The press release also calls out that we will have dual headquarters in Boise, Idaho and Camp Hill, Pennsylvania, where Rite Aid’s main offices are. I know this probably created many questions for our office team as well. As with every transaction, remember that we still have a lot of work to do between now and the time the transaction closes — not only about our structure and offices, but also signage, in-store branding, systems integration, and a whole host of other things. Our priority — as always — is to serve our patients. Keep our focus on running great pharmacies and providing excellent patient care.

If you have any questions, feel free to email me or Dain Rusk directly.

Important Notice Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending merger agreement between Albertsons Companies Inc. (“Albertsons Companies”) and Rite Aid Corporation (“Rite Aid”) and the transactions contemplated thereby, and the parties perspectives and expectations, are forward looking statements.  Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions contemplated by the merger agreement.  The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.  Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of Rite Aid was not obtained; risks related to the ability of Albertsons Companies and Rite Aid to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring a party to pay the other party a termination fee pursuant to the merger agreement); the risk that there may be a material adverse change of Rite Aid or Albertsons Companies; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Albertsons Companies and Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Rite Aid’s Annual Report on Form 10-K for the fiscal year ending 4 March 2017 filed with the Securities and Exchange Commission (“SEC”) and will be found in the Form S-4 that will be filed with the SEC by Albertsons Companies in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Albertsons Companies, Rite Aid, and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the proposed strategic combination involving Rite Aid and Albertsons Companies Inc., Rite Aid and Albertsons Companies Inc. intend to file relevant materials with the SEC, including that Albertsons Companies Inc. will file a registration statement on Form S-4 that will include a proxy statement/prospectus to be distributed to Rite Aid stockholders.  Rite Aid will mail the proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC’s Web site (www.sec.gov). Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s Web site (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention:  Senior Director, Treasury Services & Investor Relations.  Copies of documents filed with the SEC by Albertsons Companies Inc. will be made available, free of charge, on Albertsons Companies’ website at www.albertsonscompanies.com.

Participants in Solicitation

Rite Aid, Albertsons Companies Inc. and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Rite Aid common stock in respect of the proposed transaction. Information regarding Rite Aid’s directors and executive officers is available in its definitive proxy statement for Rite Aid’s 2017 annual meeting of stockholders filed with the SEC on June 7, 2017, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such definitive proxy statement. Information about the directors and executive officers of Albertsons Companies will be set forth in the Form S-4.  Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.